UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On January 15, 2026, the Board of Directors of Cre8 Enterprise Limited (the “Company”) approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”) and Class B ordinary shares with no par value, at an exchange ratio of one (1) share for twelve (12) shares (the “Reverse Stock Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Amended and Restated Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Reverse Stock Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Stock Split.

Upon the opening of the market on February 13, 2026, the Company’s Class A Ordinary Shares will be trading on the Nasdaq Capital Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “CRE”. The new CUSIP number following the Reverse Stock Split is G2R63D113. The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from 19,667,500 to approximately 1,638,959 Class A Ordinary Shares. Every twelve (12) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued as a result of the reverse stock split. Instead, any fractional shares that would have resulted from the split will be rounded up to the next whole number.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by twelve (12) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq provided the Company until April 1, 2026 to regain compliance. To regain compliance, the closing bid price of the Company’s Class A Ordinary Shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to suspension and delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated February 11, 2026 titled “Cre8 Enterprise Limited Announces 1-for-12 Reverse Stock Split”.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release - Cre8 Enterprise Limited Announces 1-for-12 Reverse Stock Split, dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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